QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104894

MICRON TECHNOLOGY, INC.

$632,500,000

(aggregate principal amount)

2.50% Convertible Subordinated Notes Due February 1, 2010, and
the Common Stock Issuable Upon Conversion of the Notes

        We issued the notes in a private placement in February 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

        The notes are issued only in denominations of $1,000 and integral multiples of $1,000 and mature on February 1, 2010. You may convert the notes into shares of our common stock at an initial conversion rate of 84.8320 shares for each $1,000 principal amount of notes, which is equal to an initial conversion price of approximately $11.79 per share.

        We will pay interest on the notes on February 1 and August 1 of each year, beginning on August 1, 2003. The notes are subordinated.

        We may redeem some or all of the notes at the times and at the prices specified in this prospectus. In the event of a change in control, you may require us to repurchase any notes held by you.

        The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PORTALSM Market. Our common stock is listed on the New York Stock Exchange under the symbol "MU." On July 29, 2003, the last reported sale price for our common stock as reported by Bloomberg, L.P. was $14.52 per share.

        Investing in the securities involves a high degree of risk. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by us with the Securities and Exchange Commission, or the "SEC," are incorporated by reference into, and are attached to and made part of, this prospectus:

  •
  the description of our common stock contained in our registration statement on Form 8-A (No. 1-10658), declared effective by the Commission on November 28, 1990, including any amendments or reports filed for the purpose of updating such description;

  •
  our Annual Report on Form 10-K for the year ended August 29, 2002, including the information incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended November 28, 2002, February 27, 2003 and May 29, 2003;

  •
  our Current Reports on Form 8-K, filed October 15, 2002, January 29, 2003, February 4, 2003, February 20, 2003, April 25, 2003, May 1, 2003 and June 18, 2003.

        You may request a copy of these filings, at no cost, upon writing or telephoning us at the following:

Micron Technology, Inc. 8000 South Federal Way Boise, Idaho 83716-9632 Attn: General Counsel (208) 368-4000

        We are also incorporating by reference all documents filed with the SEC by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.

        Our common stock is quoted on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

ii

SUMMARY

        Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus and documents incorporated by reference before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading "Risk Factors." When used in this prospectus, unless otherwise stated, the terms "we," "our" and "us" refer to Micron Technology, Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

Micron Technology, Inc.

        We principally design, develop, manufacture and market semiconductor products.

        Dynamic Random Access Memory, or DRAM, is our primary semiconductor product constituting approximately 95% of our net sales for the three months ended May 29, 2003. DRAMs are high density, low-cost-per-bit, random access memory components that store digital information and provide high-speed storage and retrieval of data. DRAMs are the most widely used semiconductor memory component in computer systems. In addition to our DRAM memory products, we also produce Flash Memory products. Our products include:

  •
  Double Data Rate SDRAM, or DDR SDRAM, which is a higher bandwidth memory product that leverages existing SDRAM technology to increase a memory chip's data throughput.

  •
  Synchronous DRAM, or SDRAM, which is a memory product that operates faster than legacy DRAMs. By the addition of a clock input that synchronizes operations, SDRAMs allow a personal computer, or a PC, to transfer data at faster rates.

  •
  Flash products are non-volatile semiconductor devices that retain memory content when the power is turned off, and are electrically re-writable. Flash is used in networking applications, workstations, servers, PCs, and handheld electronic devices such as digital cellular phones, digital cameras and digital music players.

        We are a leading global manufacturer of semiconductor products with manufacturing facilities located in the United States, Italy, Japan, Puerto Rico, Singapore and Scotland. Our manufacturing facilities operate 24 hours per day, 7 days per week. We develop leading-edge manufacturing process technology primarily at our research and development wafer fabrication facility in Boise, Idaho. The process technology is then deployed to our various fabrication facilities, including our joint venture, TECH Semiconductor Singapore, Pte. Ltd., or TECH, located in Singapore.

        Our products are sold primarily through computing, networking and telecommunications, and imaging groups. Our products are marketed primarily through our own direct sales force and are also offered through independent sales representatives, distributors and our retail sales division, Crucial Technology.

        We were originally incorporated in Idaho in 1978. In 1984, we reincorporated in Delaware. Our executive offices are located at 8000 South Federal Way, Boise, Idaho 83716-9632, and our telephone number is (208) 368-4000. Our website is located on the internet at www.micron.com. The information contained or incorporated in our website is not part of this prospectus.

THE OFFERING

        The following is a brief summary of some of the terms of the Notes offered for resale in this prospectus. For a more complete description of the terms of the Notes, see the section entitled "Description of the Note" in this prospectus.

Securities Offered	$632,500,000 aggregate principal amount of 2.50% Convertible Subordinated Notes due February 1, 2010.
Offering Price	100% of the principal amount plus accrued interest, if any.
Interest	We will pay interest on the notes semi-annually on February 1 and August 1 of each year, commencing August 1, 2003.
Conversion
You may convert the notes into shares of our common stock at a conversion rate of 84.8320 shares of common stock per $1,000 principal amount of notes. This is equivalent to a conversion price of approximately $11.79 per share. The conversion rate is subject to adjustment in certain events. You may convert your notes at the above conversion rate at any time prior to the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. If your notes are called for redemption or submitted for repurchase, you will be entitled to convert your notes up to the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be.
Subordination
The notes are subordinated to our existing and future senior debt. The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of May 29, 2003, we had approximately $457 million of outstanding senior debt, and our subsidiaries had approximately $440 million of outstanding indebtedness and other liabilities, excluding intercompany liabilities and approximately $157 million of liabilities guaranteed by us and included in senior debt. Neither we nor our subsidiaries will be restricted under the indenture from incurring senior debt or other additional indebtedness.

Global Note; Book-entry System
The notes will be issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes will be evidenced by one or more global notes deposited with the trustee for the notes, as custodian for DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its participants.
Optional Redemption by Micron
We may redeem the notes, at our option, in whole or in part, on or after February 6, 2006, at the redemption prices set forth in this prospectus plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make at least six interest payments on the notes before being able to redeem any notes.
Repurchase at Option of Holders Upon a Change in Control
Upon a change in control (as defined below), you will have the right to require us to repurchase all or part of your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. We can pay the repurchase price, at our option, in:
• cash, • shares of our common stock, or • other applicable securities if we are not the surviving corporation of the change in control transaction or transactions.

If we pay the repurchase price in our common stock or other applicable securities, our common stock or other applicable securities will be valued at 95% of its average closing prices for the five trading days immediately preceding the second trading day prior to the repurchase date and a shelf registration statement covering our common stock or other applicable securities must be effective.
Events of Default	You may be able to require us to pay all outstanding amounts due under the notes:

• if we fail to pay principal on the notes;
• if we fail to pay any interest, including any liquidated damages, for 30 days;
• if we fail to adequately notify you of a change in control;
• if we fail to perform any other obligation in the indenture and that failure continues for 60 days after adequate notice;
• if we fail to pay any debt under any bond, debenture, note or other debt for borrowed money in excess of $50 million at final maturity, whether at stated maturity or upon acceleration of such debt; and
• in events of bankruptcy, insolvency or reorganization.
Listing of Common Stock	Our common stock is quoted on the New York Stock Exchange under the symbol "MU."
Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Risk Factors

        You should carefully consider the information set forth in the section entitled "Risk Factors" beginning on page 6 of this prospectus and all other information provided to you in this prospectus and the documents incorporated by reference in deciding whether to invest in the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended					Three Months Ended
	September 3, 1998	September 2, 1999	August 31, 2000	August 30, 2001	August 29, 2002	May 30, 2002	May 29, 2003
Ratio of earnings to fixed charges(1)	—	—	21.3x	—	—	—	—

(1)
For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $254.0 million, $52.5 million, $954.8 million and $998.5 million for the fiscal years ended September 3, 1998, September 2, 1999, August 30, 2001 and August 29, 2002, respectively, and by $40.3 million and $191.0 million for the three months ended May 30, 2002, and May 29, 2003, respectively.

RISK FACTORS

        Please keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words, "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

        You should carefully consider the risks described below before deciding whether to purchase our notes or the common stock into which they may be converted. If any of the following risks actually occur, our business financial condition and operating results could be materially adversely affected, the trading price of our securities could decline, and you might lose all or part of your investment.

Risks Related to Micron

If average selling prices for our semiconductor products do not exceed our costs, we expect to incur losses.

        Average selling prices for our semiconductor products decreased by 17% for the first nine months of 2003 as compared to the first nine months of 2002. In five of the last six fiscal years, we experienced the following decreases in average selling prices for our semiconductor products: 53% in 2002, 60% in 2001, 37% in 1999, 60% in 1998 and 75% in 1997. We are unable to predict pricing conditions for any future period.

        In recent quarters, average selling prices for our semiconductor products have been below our manufacturing costs. If average selling prices are below costs in future periods, we expect to continue to incur losses on product sales and for our results of operations, cash flows and financial condition to be adversely affected. If the estimated market values of products held in finished goods and work in process inventories at a quarter end date are below the cost of these products, we recognize charges to cost of goods sold to write down the carrying value of our inventories to market value.

If average selling prices of semiconductor products do not improve, we may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments.

        Our cash flows from operations depend primarily on the volume of semiconductor memory sold, average selling prices and per megabit manufacturing costs. In recent quarters, average selling prices have been below our manufacturing costs. To develop new product and process technologies, support future growth, achieve operating efficiencies and maintain product quality, we must make significant capital investments in facilities and capital equipment, research and development, and product and process technology. Weak market conditions for the semiconductor industry have led us to significantly reduce actual and projected expenditures. If average selling prices do not improve, we may not be able to generate sufficient cash flows to fund our operations or make adequate capital investments. We have historically utilized external sources of financing. However, depending on general market and economic conditions or other factors, we may not be able to access capital markets for sufficient funds on acceptable terms.

Increased worldwide DRAM production or lack of demand for semiconductor products could lead to further declines in average selling prices for DRAM or limit our ability to sell our products.

        The transition to smaller geometries and 300 mm wafers in the industry (which is expected to occur within the next five years) could, depending upon the rate of transition, lead to a significant increase in the worldwide supply of DRAM. Increases in worldwide supply of DRAM also result from DRAM fab capacity expansions, either by way of new facilities, increased capacity utilization or reallocation of other semiconductor production to DRAM production. Some of our competitors may receive government support to withstand downturns in the semiconductor memory market and to invest in technology resulting in increased worldwide supply. Increases in worldwide supply of DRAM, if not offset by increases in demand, could lead to further declines in average selling prices for our products and adversely affect our results of operations, cash flows and financial condition. In addition, if a lack of demand for semiconductor products limits our ability to sell our inventory, our liquidity and financial condition could be adversely affected.

Depressed pricing for semiconductor memory products may lead to future inventory write-downs.

        We recorded inventory write-downs of $15 million, $197 million and $91 million in the third, second and first quarters of 2003, respectively, and we recorded inventory write-downs totaling $376 million in 2002 and $727 million in 2001 as a result of the significant decreases in average selling prices for our semiconductor memory products. If the estimated market values of products held in finished goods and work in process inventories at a quarter end date are below the cost of these products, we recognize charges to cost of goods sold to write down the carrying value of our inventories to market value.

If the growth rate of either PCs sold or the amount of semiconductor memory included in each PC decreases, sales of our semiconductor products could decrease.

        We are dependent on the computer market as most of the semiconductor products we sell are used in PCs or peripheral products. Approximately 80% of our sales of semiconductor products for the third quarter of 2003 was to the computer market. DRAMs are the most widely used semiconductor components in PCs. In recent years, the growth rate of PCs sold has slowed or declined. If we experience a sustained reduction in the growth rate of either PCs sold or the average amount of semiconductor memory included in each PC, sales of our semiconductor products built for those markets could decrease, and our results of operations, cash flows and financial condition could be adversely affected.

The semiconductor memory industry is highly competitive.

        We face intense competition from a number of companies, some of which are large corporations or conglomerates (e.g. Samsung Semiconductor, Inc.) that may have greater resources to withstand downturns in the semiconductor memory market, invest in technology and capitalize on growth opportunities.

Current economic and political conditions may harm our business.

        Global economic conditions and the effects of military or terrorist actions may cause significant disruptions to worldwide commerce. If these disruptions result in delays or cancellations of customer orders, a decrease in corporate spending on information technology or our inability to effectively market, manufacture or ship our products, our results of operations, cash flows and financial condition could be adversely affected. In addition, our ability to raise capital for capital expenditures, research and development and ongoing operations is dependent upon ready access to capital markets. During times of adverse global economic and political conditions, accessibility to capital markets could decrease. If we are unable to access the capital markets over an extended period of time, we may be unable to make capital expenditures, fully carry out our research and development efforts and fund operations, which could materially adversely affect our results of operations, cash flows and financial condition.

If any one of our major PC customers significantly reduces its purchases of DRAM from us, our results of operations, cash flows and financial condition could be adversely affected.

        Aggregate sales to two of our PC customers approximated 26% of our net sales in the third quarter of 2003. If any one of our major PC customers significantly reduces its purchases of DRAM from us, our results of operations, cash flows and financial condition could be adversely affected.

If our TECH joint venture experiences financial difficulty, or if our supply of semiconductor products from TECH is disrupted, our results of operations, cash flows and financial condition could be adversely affected.

        TECH supplied approximately 30% of the total megabits of memory produced by the Company in the third quarter and first nine months of 2003 and supplied approximately 20% in the third quarter and first nine months of 2002. We have agreements to purchase all of the production from TECH subject to specific terms and conditions. Any reduction in supply could adversely affect our results of operations, cash flows and financial condition. On March 13, 2003, TECH refinanced its then existing credit facility by entering into a new $250 million credit facility. In connection therewith, $50 million previously pledged by the Company as cash collateral with respect to TECH's credit facility was re-pledged and supplemented with an additional $50 million. In the event the cash collateral is used to discharge obligations of TECH that are unpaid and due under the TECH credit facility, certain shareholders of TECH have agreed to indemnify the Company for approximately one-half of the amount of the cash collateral used to satisfy such obligations. As of May 29, 2003, we had remaining unamortized costs of $77 million in intangible assets relating to the supply arrangement to purchase product from TECH. In the event that our supply of semiconductor products from TECH is reduced or eliminated, we may be required to write off part or all of these assets and our revenues and results of operations would be adversely affected.

We may be unable to maintain or reduce per megabit manufacturing costs at the same rate as we have in the past.

        Historically, we have decreased per megabit manufacturing costs through improvements in our manufacturing processes, including reducing the die size of our existing products. In future periods, we may be unable to maintain our per megabit manufacturing costs or reduce costs at historical rates. Our ability to maintain or reduce per megabit manufacturing costs in future periods may be affected by:

  •
  our ability to successfully implement product and process technology upgrades, specifically our ongoing transition to .11µ process technologies

  •
  our manufacturing wafer output or yields, which may decrease as we implement more complex technologies, including our transition to 300 mm wafer processing, and

  •
  our ability to ramp the latest reduced die size versions of existing devices or new generation devices.

If we are unable to respond to customer demand for diversified semiconductor memory products or are unable to do so in a cost-effective manner, we may lose market share and our results of operations may be adversely affected.

        In recent periods, the semiconductor memory market has become relatively segmented, with diverse memory needs being driven by the different requirements of desktop and notebook PCs, servers, workstations, handheld devices, and communications, industrial and other applications that demand specific memory solutions. We currently offer customers a variety of memory products including DDR SDRAM, SDRAM and Flash. In addition, we are designing and developing other semiconductor products, including DDRII SDRAM, GDDRII SDRAM, reduced latency DRAM ("RLDRAM"), CellularRAM and CMOS imaging sensors.

        We need to dedicate significant resources to product design and development to respond to customer demand for the continued diversification of semiconductor products. If we are unable to invest sufficient resources to meet the diverse memory needs of customers, we may lose market share. In addition, as we diversify our product lines we may encounter difficulties penetrating certain markets, particularly markets where we do not have existing customers. If we are unable to respond to customer demand for market diversification in a cost-effective manner, our results of operations may be adversely affected.

An adverse determination that our products and processes infringe the intellectual property rights of others could adversely affect our results of operations, cash flows and financial condition.

        As is typical in the semiconductor and other high technology industries, from time to time, others have asserted, and may in the future assert, that our products or processes infringe their product or process technology rights. We are currently engaged in litigation with Rambus, Inc. ("Rambus") relating to certain of Rambus' patents and certain of our claims and defenses. On August 28, 2000, we filed a declaratory judgment action against Rambus in the U.S. District Court for the District of Delaware. On February 1, 2001, we amended our complaint. Pursuant to our amended complaint, we are seeking (1) relief under the federal antitrust laws for violations by Rambus of Section 2 of the Sherman Act; (2) a declaratory judgment that (a) certain Rambus patents are not infringed, are invalid and/or are unenforceable, (b) we have an implied license to Rambus' patents, and (c) Rambus is estopped from enforcing its patents against us because of its conduct in the Joint Electron Device Engineering Council standards setting body; and (3) damages and declaratory relief for Rambus' breach of contract, fraud, deceptive trade practices, negligent misrepresentation, and conduct requiring the application of equitable estoppel. On February 15, 2001, Rambus filed an answer and counterclaim denying that we are entitled to relief and has alleged willful infringement by us of eight Rambus patents. In addition, Rambus has filed lawsuits against the Company in Italy, Germany, France and the United Kingdom alleging infringement of certain Rambus European patents. We are unable to predict the outcome of the Rambus suits or of other assertions of infringement that have been made, or may in the future be made against us. A court determination that our manufacturing processes or products infringe the product or process rights of others could result in significant liability and/or require us to make material changes to our products and/or manufacturing processes. Any of the foregoing results could have a material adverse effect on our business, results of operations or financial condition.

        We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

Allegations of anticompetitive practices.

        On June 17, 2002, we received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the "DOJ") into possible antitrust violations in the "Dynamic Random Access Memory" or "DRAM" industry. We are cooperating fully and actively with the DOJ in its investigation. Subsequent to the commencement of the DOJ investigation, twenty-four purported class action lawsuits were filed against us and other DRAM suppliers in various federal and state courts alleging violations of the Federal Sherman Antitrust Act or California's Cartwright Antitrust Act and Unfair Competition Law relating to the sale and pricing of DRAM products. The complaints seek treble damages for the alleged damages sustained by purported class members, in addition to restitution, costs and attorneys' fees, as well as an injunction against the allegedly unlawful conduct.

There can be no assurance that additional purported class action lawsuits will not be filed against us, either within or without the United States. We are unable to predict the outcome of these suits. Based upon our analysis of the claims made and the nature of the DRAM industry, we believe that class treatment of these cases is not appropriate and that any purported injury alleged by plaintiffs would be more appropriately resolved on a customer-by-customer basis. We cannot assure you that the final resolution of these alleged violations of federal or state antitrust laws will not result in significant liability and not have a material adverse effect on our results of operations and financial condition.

If we are unable to successfully transition our operations to 300 mm wafer processing at the appropriate time, our results of operations, cash flows and financial condition could be adversely affected.

        We have in the past reduced our per megabit manufacturing costs by transitioning to larger wafer sizes. By transitioning to larger wafers, we should be able to produce significantly more die for each wafer, resulting in substantially reduced costs for each die. Our transition to 300 mm wafer processing across a significant portion of our operations will require us to make substantial capital investments, which will depend on our ability to generate funds from operations or to obtain additional funds from external sources. We may also experience disruptions in manufacturing operations and reduced yields during our transition to larger wafer sizes. If we are unable to successfully transition to 300 mm wafer processing at the appropriate time, we could be at a cost disadvantage with respect to our competitors and our results of operations, cash flows and financial condition could be adversely affected.

New product development may not be successful.

        We are developing new products that complement our traditional memory products or leverage their underlying design or process technology. We anticipate expending significant resources for new semiconductor product development over the next several years. There can be no assurance that our product development efforts will be successful, that we will be able to cost-effectively manufacture these new products or that we will be able to successfully market these products.

We face risks associated with our international sales and operations that could adversely affect our results of operations, cash flows and financial condition.

        Sales to customers outside the United States approximated 55% of our consolidated net sales in the third quarter of 2003. In addition, we have or support manufacturing operations in Italy, Japan, Puerto Rico, Scotland and Singapore. Our international sales and operations are subject to a variety of risks, including:

  •
  currency fluctuations, export duties, changes to import and export regulations, and restrictions on the transfer of funds,

  •
  political and economic instability,

  •
  problems with the transportation or delivery of our products,

  •
  issues arising from cultural or language differences and labor unrest,

  •
  longer payment cycles and greater difficulty in collecting accounts receivable, and

  •
  compliance with trade and other laws in a variety of jurisdictions.

        These factors may adversely affect our results of operations, cash flows and financial condition.

If our manufacturing process is disrupted, our results of operations, cash flows and financial condition could be adversely affected.

        We manufacture products using highly complex processes that require technologically advanced equipment and continuous modification to improve yields and performance. Difficulties in the manufacturing process can reduce yields or disrupt production and may increase our per megabit manufacturing costs. From time to time, we have experienced minor disruptions in our manufacturing process as a result of power outages. If production at a fabrication facility is disrupted for any reason, manufacturing yields may be adversely affected or we may be unable to meet our customers' requirements and they may purchase products from other suppliers. This could result in a significant increase in manufacturing costs, loss of revenues or damage to customer relationships.

Disruptions in our supply of raw materials could adversely affect our results of operations, cash flows and financial condition.

        Our operations require raw materials that meet exacting standards. We generally have multiple sources of supply for our raw materials. However, only a limited number of suppliers are capable of delivering certain raw materials that meet our standards. Various factors could reduce the availability of raw materials such as silicon wafers, photomasks, chemicals, gases, lead frames and molding compound. Shortages may occur from time to time in the future. In addition, any transportation problems could delay our receipt of raw materials. Lead times for the supply of raw materials have been extended in the past. If our supply of raw materials is disrupted or our lead times extended, our results of operations, cash flows and financial condition could be adversely affected.

Products that do not meet specifications or that contain, or are perceived by our customers to contain, defects or that are otherwise incompatible with end uses could impose significant costs on us or otherwise adversely affect our results of operations, cash flows and financial condition.

        Because the design and production process for semiconductor memory is highly complex, it is possible that we may produce products that do not comply with customer specifications, contain defects or are otherwise incompatible with end uses. If, despite design review, quality control and product qualification procedures, problems with nonconforming, defective or incompatible products occur after we have shipped such products, we could be adversely affected in the following ways:

  •
  we may need to replace product or otherwise compensate customers for costs incurred or damages caused by defective or incompatible product, and

  •
  we may encounter adverse publicity, which could cause a decrease in sales of our products.

We expect to make future acquisitions where advisable, which involve numerous risks.

        We expect to make future acquisitions where we believe it is advisable to enhance our market position. Acquisitions involve numerous risks, including:

  •
  increasing our exposure to changes in average selling prices for semiconductor memory products,

  •
  difficulties in integrating the operations, technologies, and products of the acquired companies,

  •
  increasing capital expenditures to upgrade and maintain facilities,

  •
  increasing debt to finance any acquisition,

  •
  diverting management's attention from normal daily operations,

  •
  managing larger operations and facilities and employees in separate geographic areas, and

  •
  hiring and retaining key employees.

        Mergers and acquisitions of high-technology companies are inherently risky, and future acquisitions may not be successful and may materially adversely affect our results of operations, cash flows or financial condition.

Risks Related to the Notes

The notes rank below our senior debt and liabilities of our subsidiaries, and we may be unable to repay our obligations under the notes.

        The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior debt. Because the notes are subordinated to our senior debt, in the event of (1) our liquidation or insolvency, (2) a payment default on our senior debt, (3) a covenant default on our designated senior debt (as defined in "Description of the Notes—Subordination"), or (4) acceleration of the notes due to an event of default, we will make payments on the notes only after our senior debt has been paid in full. As a result, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

        The notes are obligations exclusively of Micron. Since Micron's operations are partially conducted through subsidiaries, our cash flow and our ability to service our debt, including the notes, are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings to us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary's creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

        As of May 29, 2003, we had approximately $457 million of senior debt outstanding, and our subsidiaries had approximately $440 million of indebtedness and other liabilities, including trade payables but excluding intercompany liabilities, and approximately $157 million of liabilities guaranteed by us and included in senior debt, as to which the notes are subordinate. Neither we nor our subsidiaries are prohibited or limited from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest under the indenture. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries' incurrence of additional indebtedness or other liabilities. We and our subsidiaries may from time to time incur additional indebtedness and other liabilities, including senior debt. See "Description of the Notes—Subordination."

Limitation on repurchase of notes in the event of a change in control.

        Our ability to repurchase notes upon the occurrence of a change in control is subject to limitations. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all the notes delivered by holders seeking to exercise their repurchase right. Although we may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the notes in common stock or other applicable securities, our ability to repurchase the notes in cash may be limited or prohibited by the terms of any future borrowing arrangements existing at the time of a change in control. Any failure by us to repurchase the notes upon a change in control would result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a change in control could result in an event of default under the terms of our then existing senior debt. As a result, any repurchase of the notes may be prohibited until the senior debt is paid in full. See "Description of the Notes—Repurchase at Option of Holders Upon a Change in Control."

        Furthermore, because the sale price of our common stock will be determined prior to the applicable repurchase date, you will bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

Changes in our credit rating could adversely affect the price of the notes.

        Credit agencies continually revise their ratings for companies they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry or specific view of us. We cannot be sure that credit rating agencies will maintain their ratings on us. For example, on January 17, 2003, Moody's Investors Service lowered our issuer rating to Ba3 from Ba1. A further negative change in our ratings could have an adverse effect on the price of the notes.

Absence of public market for the notes.

        There is no established public trading market for the notes. We cannot assure you that a market for the notes will develop and continue or that the market price of the notes will not decline. Various factors, such as changes in prevailing interest rates or changes in perceptions of our creditworthiness could cause the market price of the notes to fluctuate significantly. The trading price of the notes will also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors. The notes will not be listed on any securities exchange or included for quotation in any automated dealer system and will only be traded on the over-the-counter market.

We significantly increased our leverage as a result of the sale of the notes.

        In connection with the sale of the notes, we incurred $633 million of indebtedness. Our principal and interest payment obligations increased significantly as a result of issuing the notes. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. In addition, certain of our equipment financing arrangements contain covenants that, among other things, require us to maintain certain financial ratios, which, together with our increased leverage, could adversely affect our financial flexibility.

Our stock price has been volatile and our stock price and the price of the notes may fluctuate in the future.

        In the past, our common stock price has fluctuated significantly. This could continue as we or our competitors announce new products, demand by our customers fluctuates, conditions in our industry change, average selling prices for semiconductor memory fluctuate or investors change their sentiment toward technology stocks. Fluctuations of our common stock price may also cause fluctuations in market prices for our notes.

        In addition, fluctuations in our stock price and our price-to-earnings multiple may have made our stock attractive to momentum, hedge or day-trading investors who often shift funds into and out of stocks rapidly, exacerbating price fluctuations in either direction.

Call spread options may affect the value of the notes.

        In conjunction with the issuance of the notes, we entered into an arrangement with affiliates of Goldman, Sachs & Co. and Lehman Brothers Inc. to limit the market risks associated with our obligations under the notes by purchasing call spread options from them. In connection with these arrangements, our transaction counterparties may have taken, and may continue to take, positions in our common stock in secondary market transactions and enter into various derivative transactions. These counterparties may modify their hedge positions from time to time prior to conversion, redemption or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments. Such activity may affect the market price of our equity and equity-linked securities.

        For example, in connection with any repayment or call for redemption of the notes, we anticipate that our counterparties would sell shares of our common stock to be in a position to settle the call spread options. These sales could create downward pressure on the market price of our equity and equity-linked securities.

Securities we issue to fund our operations could dilute your ownership.

        We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current shareholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed or existing operations if adequate funds are not available.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors disclosed in this prospectus when evaluating an investment in the notes or the common stock issuable upon conversion of the notes. This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and those described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

CALL SPREAD OPTIONS

        Concurrent with the issuance of the notes in the initial private placement, we purchased from Lehman Brothers Finance S.A., an affiliate of Lehman Brothers Inc., and from Goldman Sachs Financial Markets, L.P., an affiliate of Goldman, Sachs & Co. (such affiliates the "option sellers"), call spread options on our common stock (collectively, the "call spread options"). In the aggregate the call spread options cover approximately 53.7 million shares of our common stock, which is the number of shares that are initially issuable upon conversion of the notes in full. The call spread options have a lower strike price of $11.79, a higher strike price of $18.19, may be settled at our option either in cash or net shares and expire on January 29, 2008. The maximum benefit to us from the call spread options is a cash amount of $343.4 million or 18.9 million shares. The call spread options therefore have the potential of limiting the dilution associated with the conversion of the notes from 53.7 million shares to as few as 34.8 million shares, depending upon market conditions. The call spread option transactions, including fees and costs of $109.1 million, are accounted for as capital transactions.

        The call spread options are designed to mitigate dilution from conversion of the notes in the event that the market price per share of our common stock upon exercise of the call spread options is greater than $11.79. Settlement of the call spread options in cash on January 29, 2008, the expiration date, would result in us receiving an amount ranging from zero if the market price per share of our common stock is at or below $11.79 to a maximum of $343.4 million if the market price per share of our common stock were at or above $18.19. Settlement of the call spread options in net shares on the expiration date would result in us receiving a number of shares, not to exceed 18.9 million shares, of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the call spread options the amount of cash or net shares potentially received by us will be dependent upon then existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the call spread options.

DESCRIPTION OF THE NOTES

        The notes were issued under an indenture between us and Wells Fargo Bank Minnesota, National Association, as trustee. The notes, the indenture and the registration rights agreement are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes, the indenture and the registration rights agreement. The following summaries of certain provisions of the notes, the indenture and the registration rights agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provision of the notes, the indenture and the registration rights agreement, including the definitions therein of certain terms. You may request copies of these documents at the address set forth above under the caption "Summary."

General

        The notes are general, unsecured, subordinated obligations of Micron Technology, Inc. The notes are limited to $632,500,000 aggregate principal amount. The notes will mature on February 1, 2010, and will be payable at a price of 100% of the principal amount of the notes. The notes bear interest at 2.50% from February 4, 2003. We will pay interest semi-annually on February 1 and August 1 of each year, commencing on August 1, 2003.

        The notes are our unsecured obligations and will be subordinated to all of our present and future senior debt. The notes are also effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries. Neither we nor our subsidiaries are limited or restricted from incurring additional indebtedness or providing guarantees of indebtedness under the indenture. The indenture does not impose any financial or similar covenants on us or our subsidiaries.

        You may convert the notes into shares of our common stock initially at the conversion rate of 84.8320 shares per $1,000 principal amount of notes, at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase upon a change in control will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below under "—Conversion Rights."

        We may redeem the notes at our option at any time on or after February 6, 2006, in whole or in part, at the redemption prices set forth below under "—Optional Redemption by Micron," plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make at least six interest payments on the notes before being able to redeem the notes. If we experience a change in control, you will have the right to require us to repurchase your notes as described below under "—Repurchase at Option of Holders Upon a Change in Control."

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

        The notes are issued:

  •
  only in fully registered form;

  •
  without interest coupons; and

  •
  in denominations of $1,000 and greater multiples.

        The notes are evidenced by one or more global notes, which have been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  •
  DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

  •
  an event of default with respect to the notes represented by the global note has occurred and is continuing.

        In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

        DTC or its nominee is considered the sole owner and holder of the global note for all purposes, and as a result:

  •
  you cannot have notes registered in your name if they are represented by the global note;

  •
  you cannot receive physical certificated notes in exchange for your beneficial interest in the global note;

  •
  you are not considered to be the owner or holder of the global note or any note it represents for any purpose; and

  •
  all payments on the global note will be made to DTC or its nominee.

        The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

        Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note appears and the only way the transfer of those interests can be made are on the records kept by DTC (for each participant's interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

        Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in global notes usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

        We will make cash payments of interest, principal, redemption price or repurchase price of the global note, as well as any payment of liquidated damages, to Cede & Co., the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

        We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

        We will send any redemption or repurchase notices to Cede & Co.. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of physical certificate evidencing its interest.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction. DTC has also advised us as follows:

  •
  DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

  •
  DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

  •
  Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

  •
  Certain participants, or their representatives, together with other entities, own DTC; and

  •
  Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

        You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The initial conversion rate is equal to 84.8320 shares per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $11.79 per share. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

        You may convert all or part of any note by delivering the note at the office or agency of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered. Beneficial owners of an interest in a global security may exercise their right of conversion pursuant to DTC's conversion program. This notice of conversion can be obtained at the office of the conversion agent. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered.

        As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate or certificates will then be sent by the trustee to the conversion agent for delivery to the holders. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

        If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the immediately preceding interest payment date to the conversion date, except as described below in this paragraph. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you upon a change in control, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the third business day following the next succeeding interest payment date.

        No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash for such fractional shares based on the market price of our common stock at the close of business on the conversion date.

        You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

        The conversion rate is subject to adjustment for, among other things:

  •
  dividends and other distributions payable in our common stock on shares of our common stock;

  •
  the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants, provided that the conversion rate will be readjusted to the extent any of these rights, options or warrants are not exercised prior to their expiration;

  •
  subdivisions, combinations and reclassifications of our common stock;

  •
  distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities (including securities of our subsidiaries to the extent we do not elect to reserve such securities on a pro rata basis for the benefit of the holders as described below), but excluding: those dividends, distributions, rights, options and warrants referred to above; dividends or distributions paid exclusively in cash; distributions upon mergers or consolidations referred to below;

  •
  distributions consisting exclusively of cash (excluding any cash portion of distributions referred to immediately above or cash distributed upon a merger or consolidation referred to below) to all holders of common stock in an aggregate amount that, combined together with: other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made; and any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (for this purpose being the product of the current market price per share of common stock on the record date for such distribution multiplied by the number of shares of common stock outstanding) on such date; and

  •
  the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with: any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made; and the aggregate amount of any such all-cash distributions referred to above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization (for this purpose being the product of the current market price per share of common stock as of the last time tenders could have made pursuant to such tender offer multiplied by the number of shares of common stock outstanding) on the expiration of such tender offer.

        We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to shareholders:

  •
  equals or exceeds the average quoted price of the common stock, or

  •
  such average quoted price exceeds the fair market value of such assets, debt securities or certain rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind of assets, debt securities or certain rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

        We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any such adjustments.

        In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation, merger, sale or transfer. However, the preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

        If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares for the benefit of the holders of notes instead of adjusting the conversion rate of the notes.

        We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any such increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 110% in connection with an event that otherwise would be a change in control as defined below. If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "United States Federal Income Tax Consequences—U.S. Holders."

Subordination

        The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full of all senior debt (as defined below). In the event of our insolvency, bankruptcy, receivership, liquidation, reorganization, debt restructuring or similar proceeding or liquidation, dissolution or winding up or any assignment for the benefit of creditors or marshalling of assets and liabilities, payments on the notes will be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior debt, of all senior debt. As a result of these subordination provisions, in the event of our liquidation or insolvency, holders of senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. In the event of any acceleration of the notes because of an event of default, holders of any senior debt would be entitled to payment in full, in cash or other payment satisfactory to the holders of senior debt, of all senior debt before the holders of notes are entitled to receive any payment or distribution. We are required to promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

        We may also not make payment on the notes if:

  •
  a default in the payment of senior debt occurs and is continuing beyond any grace period, or

  •
  any other default occurs and is continuing with respect to designated senior debt that permits holders or their representatives of designated senior debt to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the payment blockage notice under the indenture.

        The foregoing prohibitions regarding payments on the notes shall end:

  •
  in case of a prohibition based on a payment default, when the default is cured, waived or ceases to exist, and

  •
  in case of a prohibition based on a nonpayment default, upon the earlier of when the default is cured, waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

        No new payment blockage period based on a nonpayment default may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice. The subordination provisions will not prevent the occurrence of any event of default under the indenture. If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior debt is paid in full, then such payment will be held in trust for the holders of senior debt.

        "Designated senior debt" means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements to which we are a party, expressly provides that such senior debt shall be "designated senior debt" for purposes of the indenture. The instrument, agreement or other document evidencing such designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

        "Senior debt" means the principal, premium, if any, and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for our reorganization whether or not such claim for post-petition interest is allowed in such proceeding) on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

  •
  our indebtedness evidenced by any credit or loan agreement, note, bond, debenture or other written obligation;

  •
  all of our obligations for money borrowed;

  •
  all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

  •
  our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

  •
  our obligations as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the indenture, for financing purposes, as determined in good faith by Micron;

  •
  our obligations under any lease or related document, including a purchase agreement, that provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and the obligations of Micron under such lease or related document to purchase or cause a third party to purchase such lease property;

  •
  all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, option contracts, forward contracts, or similar agreements or arrangements;

  •
  all of our obligations with respect to letters of credit, bankers' acceptances or similar facilities, including reimbursement obligations with respect to any of the foregoing;

  •
  all of our obligations issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable arising in the ordinary course of business;

  •
  all obligations of the type referred to in the above bullets of another person and all dividends of another person, the payment of which, in either case, we have either assumed or guaranteed or in effect guaranteed through an agreement to purchase or otherwise (including, without limitation, "take or pay" and similar arrangements), or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property; and

  •
  renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above bullets.

        Senior debt does not include:

  •
  the notes;

  •
  our 6.5% Subordinated Promissory Note due September 2005; or

  •
  any such indebtedness or obligation if the terms of such indebtedness or obligation, or the terms of the instrument under which, or pursuant to which it is issued, expressly provide that such indebtedness or obligation is not superior in right of payment to the notes.

        The notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. Our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to the claims of the subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. Even in the event that we are recognized as a creditor of one of our subsidiaries, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of such subsidiary senior to that held by us.

        As of May 29, 2003, we had approximately $457 million of indebtedness and other liabilities that would have constituted senior debt. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes or to make any funds available therefor, whether by dividends, loans or other payments. As of May 29, 2003, our subsidiaries had approximately $440 million of indebtedness and other liabilities, as to which the notes would have been effectively subordinated, excluding intercompany liabilities and approximately $157 million of liabilities guaranteed by us and included in senior debt.

        Neither we nor our subsidiaries are limited or prohibited from incurring senior debt or any other indebtedness or liabilities under the indenture. We expect from time to time to incur additional indebtedness and other liabilities, including senior debt. We also expect that our subsidiaries may from time to time incur additional indebtedness and other liabilities.

Optional Redemption by Micron

        On or after February 6, 2006, we may redeem the notes, in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 20, but no more than 60, days' prior notice to you.

The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

Period	Redemption Price
Beginning on February 6, 2006 and ending on January 31, 2007	101.429%
Beginning on February 1, 2007 and ending on January 31, 2008	101.071
Beginning on February 1, 2008 and ending on January 31, 2009	100.714
Beginning on February 1, 2009 and ending on January 31, 2010	100.357

and thereafter at 100% of the principal amount. In each case, we will pay interest to, but excluding, the redemption date.

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

        No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Payment and Conversion

        We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on January 15 or July 15, whether or not a business day, immediately preceding the relevant interest payment date (a "regular record date"). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

        Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for:

  •
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note; or

  •
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

        Notes may be surrendered for conversion at the office or agency of the trustee in the Borough of Manhattan, New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "Conversion Rights."

        We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "Notices" below.

        All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

        If a change in control (as defined below) occurs, you shall have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is $1,000 or an integral multiple of $1,000. We will repurchase the notes upon a change in control at a price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

        At our option, instead of paying the repurchase price in cash, we may pay the repurchase price, in whole or in part, in our common stock (or in the case of a merger, consolidation or similar transaction in which we are not the surviving corporation, common stock, common equity interests, ordinary shares or American Depository Shares of the surviving corporation or its direct or indirect parent corporation) valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding the second trading day prior to the repurchase date. We may only pay the repurchase price in our common stock or applicable securities if we satisfy conditions provided in the indenture.

        Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the occurrence of the change in control, of the type of consideration to be paid and of the repurchase right arising as a result of the change in control. We must also deliver a copy of the notice to the trustee. To exercise the repurchase right, you must deliver on or before the second business day immediately preceding the 30th day after the date of our notice a written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the second business day immediately preceding the repurchase date. We are required to repurchase the notes on a repurchase date that is 30 days after our notice.

        Because the value of any shares of our common stock that we may use to satisfy our repurchase obligation will be determined prior to the repurchase date, holders of the notes bear the market risk that our common stock will decline in value between the date the repurchase price is calculated and the repurchase date.

        A change in control shall be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

  (1)
  any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any such acquisition by us, any one of our subsidiaries or any of our employee benefit plans; or

  (2)
  we merge or consolidate with or into any, other person, any merger of another person into us, or we sell, transfer or lease all or substantially all of our assets, to another person other than to one or more of our wholly-owned subsidiaries, other than any such transaction: pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have or have the entitlement to receive, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction; or any transaction which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

        However, a change in control shall not be deemed to have occurred if either:

  •
  the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of, the change in control (in the case of a change in control under clause (1) above) or the period of 10 consecutive trading days ending immediately before the change in control (in the case of a change in control under clause (2) above) shall equal or exceed 110% of the conversion price of the notes in effect on each such trading day; or

  •
  all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control described in clause (1) and/or clause (2) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests.

        For purposes of these provisions:

  •
  the "conversion price" is equal to $1,000 divided by the conversion rate;

  •
  whether a person is a "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act; and

  •
  "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

        The rules and regulations under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer. These rules may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent applicable at that time.

        We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law and, subject to certain conditions, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be canceled promptly.

        Our ability to repurchase notes upon the occurrence of a change in control is subject to limitations. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price in cash for all the notes delivered by holders seeking to exercise their repurchase right. Although we may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the notes in common stock or applicable securities, our ability to repurchase the notes in cash may be limited or prohibited by the terms of any future borrowing arrangements existing at the time of a change in control. Any failure by us to repurchase the notes upon a change in control would result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a change in control could result in an event of default under the terms of our then existing indebtedness. As a result, any repurchase of the notes may be prohibited until the senior debt is paid in full.

        The change in control repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The change in control repurchase feature, however, is not the result of our knowledge or any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a standard term contained in convertible securities similar to the notes.

        The definition of change in control includes a phrase relating to the transfer or sale of all or substantially all of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a transfer or sale of less than all of our assets may be uncertain.

        The foregoing provisions would not necessarily afford you protection in the event of highly leveraged or other transactions involving us that may adversely affect you.

Mergers and Sales of Assets by Micron

        We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, other than to one or more of our subsidiaries, unless:

  •
  the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes (including liquidated damages, if any) and the performance of our other covenants under the indenture, and

  •
  immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Events of Default

        The following are events of default under the indenture:

  •
  we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

  •
  we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

  •
  we fail to provide the notice that we are required to give in the event of a "change in control," whether or not the notice is prohibited by the subordination provisions of the indenture;

  •
  we fail to perform any agreement or other covenant in the notes or the indenture, which failure continues for 60 days following notice as provided in the indenture;

  •
  we fail to pay any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by us in a principal amount then outstanding in excess of $50,000,000 at final maturity (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

  •
  certain events of bankruptcy, insolvency or reorganization involving us.

        Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may, subject to the subordination provisions of the indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "Meetings, Modification and Waiver" below.

        You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

  •
  you give the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

  •
  the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

  •
  the trustee shall have failed to institute such proceeding within 60 days of the written request.

        However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

        We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

        The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

        Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

        Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived, and any past defaults by us under the indenture (except a default in the payment of principal, premium, if any, or interest) may be waived, either:

  •
  with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, or

  •
  by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

        The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

        However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  •
  change the stated maturity of the principal or interest of a note;

  •
  reduce the principal amount of, or any premium or interest on, any note;

  •
  reduce the amount payable upon a redemption or mandatory repurchase;

  •
  modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  •
  modify our rights to redeem the notes in a manner adverse to the holders;

  •
  change the place or currency of payment on a note;

  •
  impair the right to institute suit for the enforcement of any payment on any note;

  •
  modify our obligation to maintain an office or agency in New York City;

  •
  modify the subordination provisions in a manner that is adverse to the holders of the notes;

  •
  adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

  •
  modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  •
  reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

  •
  reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

  •
  reduce the percentage of the principal amount of the holders required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Registration Rights

        In connection with the initial private placement of the notes we entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense, use our reasonable efforts to:

  •
  file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities;

  •
  cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued; and

  •
  keep effective the shelf registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding registrable securities.

        We have filed this registration statement to meet our obligations under the registration rights agreement. We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90-day period or a total of 90 days in any 365-day period. We will provide to each holder of registrable securities named in the prospectus copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

        We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, liquidated damages will accrue on restricted securities if either of the following registration defaults occurs:

  •
  on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

  •
  on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

        In either case, liquidated damages will accrue on the restricted securities (as defined in the registration rights agreement) from and including the day following the registration default to, but excluding, the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

        The rates at which liquidated damages will accrue will be as follows:

  •
  0.25% of the principal amount per annum to and including the 90th day after the registration default; and

  •
  0.50% of the principal amount per annum from and after the 91st day after the registration default.

        In the event notes that are registrable securities are converted into shares of common stock that are restricted securities, any liquidated damages will accrue on such shares at the rates described above, applied to the conversion price at that time.

        In addition, the interest rate on all of the restricted securities of electing holders will be increased if:

  •
  the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period; or

  •
  the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

        In either event, the interest rate on the restricted securities of electing holders will increase by an additional 0.50% per annum from the 46th day of the 90-day period or the 91st day of the 12-month period. The increased rate will continue until the earlier of the following:

  •
  the time the shelf registration statement again becomes effective or the electing holders of registrable securities that are restricted securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

  •
  two years after the date the notes are issued or, if earlier, until there are no outstanding registrable securities.

        This summary of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

Notices

        Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

        Notice of a redemption of notes will be given not less than 20 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

        We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

        We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Satisfaction and Discharge

        We may satisfy and discharge our obligations under the indenture while the notes remain outstanding, subject to certain conditions, if:

  •
  all outstanding notes will become due and payable at their scheduled maturity within one year; or

  •
  all outstanding notes are scheduled for redemption within one year,

and in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Governing Law

        The indenture, the notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

        If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 3,000,000,000 shares of common stock, $0.10 par value. As of July 8, 2003, there were approximately 609.9 million shares of common stock issued and outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and are entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any future preferred stock or any other senior equity, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Warrants

        We have issued warrants to purchase 29.1 million shares of our common stock. The warrants entitle the holders to exercise their warrants and purchase shares of our common stock for $56.00 per share (the "Exercise Price") at any time through May 15, 2008 (the "Expiration Date"). The Exercise Price is subject to adjustments in certain events. Warrants exercised prior to the Expiration Date will be settled on a "net share" basis, wherein investors received common stock equal to the difference between $56.00 and the average closing sale price for the shares of common stock over the 30 trading days immediately preceding the Exercise Date. At expiration, the Company may elect to settle the warrants on a net share basis or for cash, provided certain conditions are satisfied. As of May 29, 2003, there have been no exercises of warrants and all warrants issued remain outstanding.

Anti-Takeover Effects of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

  (1)
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  (2)
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  (3)
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested shareholder.

        Section 203 defines "business combination" to include:

  (1)
  any merger or consolidation involving the corporation and the interested shareholder;

  (2)
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

  (3)
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

  (4)
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

  (5)
  the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested shareholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, National Association.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to "U.S. Holders" that hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts ("Non-U.S. Holders"). This summary describes some, but not all, of these special rules. If a partnership is a beneficial owner of a note (or common stock acquired upon conversion or exchange of a note), the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

  Taxation of Interest

        U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount. We may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to be declared effective a registration statement, as described under "Description of the Notes-Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that there is only a remote possibility that we would be required to pay liquidated damages because of a failure to provide registration rights. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional interest income.

  Sale, Exchange or Redemption of the Notes

        A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

        If, upon a change in control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price with shares of our common stock, and if the notes are "securities" for U.S. federal income tax purposes, the holder would generally not recognize any gain or loss on the exchange. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. In addition, the value of any portion of the common stock received that is attributable to accrued interest on the notes will be taxed as ordinary income. The holder's aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid but excluding any shares attributable to accrued interest) would equal his adjusted basis in the note. The holder's holding period for the common stock so received would include the period during which he held the note. The holder's basis in any shares of common stock attributable to accrued interest would equal the fair market value of those shares when received, and the holding period of those shares would begin on the day after the holder's receipt of those notes. If the notes are not securities for U.S. federal income tax purposes, and if the holder's exchange of the notes for common stock were not treated as a conversion of the notes, then the exchange would be subject to the general rules for exchanges described in the preceding paragraph.

  Conversion of the Notes

        A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

  Dividends

        If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

        The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

  Sale of Common Stock

        A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Special Tax Rules Applicable to Non-U.S. Holders

  Taxation of Interest

        Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

  •
  owns, directly or indirectly, at least 10 percent of our voting stock; or

  •
  is a "controlled foreign corporation" that is related to us.

        In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation's voting stock.

        Even if the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might not be subject to withholding tax at a 30 percent rate, or might be subject to withholding tax at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. holder's country of residence.

        The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

  Sale, Exchange or Redemption of Notes

        Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

  •
  the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

  •
  the rules of the Foreign Investment in Real Property Tax Act ("FIRPTA") (described below) treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

  Conversion of the Notes

        A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to Non-U.S. Holders—Sale of Common Stock" below.

  Dividends

        Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest."

  Sale of Common Stock

        Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes."

  Income or Gains Effectively Connected With a U.S. Trade or Business

        The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

  U.S. Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S. Holders: Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

        The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 30 percent but will be reduced to 29 percent for 2004 and 2005 and further reduced to 28 percent for 2006 and thereafter. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

        The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders—Taxation of Interest."

        Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement in February 2003. The notes were subsequently resold to purchasers, including the selling securityholders listed below, in transactions exempt from registration. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

        The following table contains information as of July 25, 2003, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
AFTRA Health Fund	$225,000	*	19,087	*
AIG DKR Soundshore Opportunity Holding Fund Ltd.	4,000,000	*	339,328	*
Akela Capital Master Fund, Ltd.	5,000,000	*	424,160	*
Albany City Pension Plan	135,000	*	11,452	*
Allegheny Technologies Inc. Pension Fund	2,800,000	*	237,529	*
Allianz Dresdner Premier PEA Value Fund	6,000	*	509	*
Allianz Large Cap Value	86,000	*	7,295	*
Allianz Mid Cap Value	261,000	*	22,141	*
Allstate Insurance Company	1,700,000	*	144,214	*
Alta Partners Holdings LDC	46,500,000	7.4	3,944,688	*
American High Income Trust	8,000,000	1.3	678,656	*
Arbitex Master Fund, L.P.	30,500,000	4.8	2,587,376	*
Argent Classic Convertible Arbitrage Fund L.P.	2,700,000	*	229,046	*
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.	5,300,000	*	449,609	*
Argent LowLev Convertible Arbitrage Fund LLC	1,200,000	*	101,798	*
Argent LowLev Convertible Arbitrage Fund Ltd.	6,900,000	1.1	585,340	*
Arkansas PERS	1,675,000	*	142,093	*
Arpeggio Fund	5,800,000	*	492,025	*
ATSF—Transamerica Convertible Securities	5,500,000	*	466,576	*
Aventis Pension Master Trust	250,000	*	21,208	*
B.G.I. Global Investors	650,000	*	55,140	*

B.G.I. Global Investors	645,000	*	54,716	*
Boilermaker—Blacksmith Pension Trust	1,350,000	*	114,523	*
Boilermakers Blacksmith Pension Trust	2,125,000	*	180,268	*
CALAMOS Convertible Fund	11,000,000	1.7	933,152	*
CALAMOS Convertible Growth & Income Fund	10,000,000	1.6	848,320	*
CALAMOS Convertible Portfolio—CALAMOS Advisors Trust	160,000	*	13,573	*
CALAMOS Global Convertible Fund	400,000	*	33,932	*
California Wellness Foundation	400,000	*	33,932	*
Castle Convertible Fund, Inc.	500,000	*	42,416	*
CEMEX Pension Plan	125,000	*	10,604	*
Citi SAM Ltd.	600,000	*	50,899	*
Citigroup Pension Fund CAP Arbitrage	1,855,000	*	157,363	*
CNH CA Master Account, L.P.	1,000,000	*	84,832	*
Coast Fund L.P. (The)	9,150,000	1.4	776,212	*
Consulting Group Capital Market Funds	1,000,000	*	84,832	*
Convertible Securities Fund	40,000	*	3,393	*
Credit Suisse First Boston LLC	7,000,000	1.1	593,824	*
CSV Limited	1,200,000	*	101,798	*
Daimler Chrysler Corp. Emp. #1 Pension Plan Dtd. 4/1/89	2,860,000	*	242,619	*
DBAG London	700,000	*	59,382	*
Deephaven Domestic Convertible Trading Ltd.	1,000,000	*	84,832	*
Delaware PERS	2,350,000	*	199,355	*
Delta Airlines Master Trust	1,025,000	*	86,952	*
Delta Airlines Master Trust	1,350,000	*	114,523	*
Delta Pilots Disability & Survivorship Trust	400,000	*	33,932	*
Deutsche Bank Securities, Inc.	6,200,000	*	525,958	*
Dorinco Reinsurance Company	750,000	*	63,624	*
Dow Chemical Company Employees' Retirement Plan	2,600,000	*	220,563	*
Duke Endowment	415,000	*	35,205	*
Employers Insurance Co. of Wausau	1,000,000	*	84,832	*
Family Service Life Insurance Co.	200,000	*	16,966	*
Fidelity Advisor Series I; Fidelity Advisor Dividend Growth Fund	680,000	*	57,685	*
Fidelity Advisor Series I; Fidelity Advisor Equity Growth Fund	1,510,000	*	128,096	*
Fidelity Advisor Series I; Fidelity Advisor Equity Value Fund	28,000	*	2,375	*
Fidelity Charles Street Trust: Fidelity Asset Manager	1,214,000	*	102,986	*

Fidelity Charles Street Trust: Fidelity Asset Manager: Growth	540,000	*	45,809	*
Fidelity Financial Trust: Fidelity Equity-Income II Fund	5,882,000	*	498,981	*
Fidelity Securities Fund: Fidelity Dividend Growth Fund	3,290,000	*	279,097	*
Fidelity Select Portfolios: Electronics Portfolio	412,000	*	34,950	*
Fondren Foundation	150,000	*	12,724	*
Forest Fulcrum Fund L.L.P.	1,600,000	*	135,731	*
Forest Global Convertible Fund Series A-S	8,121,000	1.3	688,920	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	2,000,000	*	169,664	*
Franklin and Marshall College	215,000	*	18,238	*
Froley Revy Convertible Security Fund	260,000	*	22,056	*
Gasner Investors Holdings Ltd.	2,250,000	*	190,872	*
General Motors Investment Corp.	4,000,000	*	339,328	*
GM Pension	996,000	*	84,492	*
GM Veba	2,987,000	*	253,393	*
Golden Rule Insurance Company	335,000	*	28,418	*
Goldman Sachs & Co.	1,750,000	*	148,456	*
Grace Convertible Arbitrage Fund, Ltd.	12,250,000	1.9	1,039,192	*
Guardian Life Insurance Co.	7,500,000	1.2	636,240	*
Guardian Pension Trust	600,000	*	50,899	*
Highbridge International LLC	48,100,000	7.6	4,080,419	*
ICI American Holdings Trust	530,000	*	44,960	*
IDEX—Transamerica Convertible Securities Fund	2,000,000	*	169,664	*
IMF Convertible Fund	500,000	*	42,416	*
Income Fund of America, Inc.	32,000,000	5.1	2,714,624	*
Investcorp-SAM Fund Ltd.	2,800,000	*	237,529	*
Jersey (IMA) Ltd.	3,225,000	*	273,583	*
JP Morgan Securities, Inc.	8,100,000	1.3	687,139	*
KBC Financial Products [Cayman Islands] Limited	4,000,000	*	339,328	*
KBC Financial Products USA, Inc.	3,600,000	*	305,395	*
Kemper Fund	150,000	*	12,724	*
Kettering Medical Center Funded Depreciation Account	75,000	*	6,362	*
Knoxville City Pension System	300,000	*	25,449	*
Knoxville Utilities Board Retirement System	130,000	*	11,028	*
Lehman Brothers Special Financing, Inc.	40,000,000	6.3	3,393,280	*

Liberty Life Assurance Co. of Boston SPWL	250,000	*	21,208	*
Liberty Life Assurance Co. of Boston Structured Settlement	750,000	*	63,624	*
Liberty Mutual Insurance Co.	2,000,000	*	169,664	*
Liberty P&C Holding High Yield	2,000,000	*	169,664	*
Libertyview Funds L.P.	11,775,000	1.9	998,896	*
Libertyview Special Opportunities Fund	1,000,000	*	84,832	*
LLT Limited	594,000	*	50,390	*
Louisiana Workers' Compensation Corporation	325,000	*	27,570	*
Lyxor Master Fund (Arbitex)	7,500,000	1.2	636,240	*
Lyxor Master Fund (Forest)	4,100,000	*	347,811	*
Lyxor Master Fund Ref: Argent/LowLev CB	1,700,000	*	144,214	*
Macomb County Employees' Retirement System	275,000	*	23,328	*
Mainstay Convertible Fund	2,580,000	*	218,866	*
Mainstay VP Convertible Fund	1,005,000	*	85,256	*
Maple Securities USA, Inc.	1,250,000	*	106,040	*
McMahan Securities Co. L.P.	2,750,000	*	233,288	*
Mill River Master Fund, L.P.	1,000,000	*	84,832	*
Nations Convertible Securities Fund	3,960,000	*	335,934	*
New York Life Insurance Company (Post 82)	3,820,000	*	324,058	*
New York Life Insurance Company (Pre 82)	1,755,000	*	148,880	*
Northwestern Mutual Life Insurance Co.—General Account	5,000,000	*	424,160	*
Northwestern Mutual Life Insurance Co.—Group Annuity Separate Account	300,000	*	25,449	*
Oppenheimer Convertible Securities Fund	4,000,000	*	339,328	*
Oregon, State of/Equity	7,500,000	1.2	636,240	*
Pacific Life Insurance Company	1,000,000	*	84,832	*
Partners Group Alternative Strategies PCC, Ltd.	300,000	*	25,449	*
Pimco Advisors VIT PEA Renaissance Portfolio	3,000	*	254	*
Pimco Renaissance Fund	9,320,000	1.5	790,654	*
Pimco Value Fund	2,760,000	*	234,136	*
Polaris Vega Fund L.P.	300,000	*	25,449	*
Port Authority of Allegheny Co. Retirement & Disability Allowance Plan Employees Represented by Local 85 of Amalgamated Transit Union	650,000	*	55,140	*

Prisma Foundation	75,000	*	6,362	*
Prudential Insurance Co of America	145,000	*	12,300	*
Quest Global Convertible Master Fund, Ltd.	2,200,000	*	186,630	*
RAM Trading Ltd.	10,500,000	1.7	890,736	*
RAM Trading Ltd.	1,000,000	*	84,832	*
RBC Alternative Assets, L.P.	349,000	*	29,606	*
RBC Alternative Assets, L.P.	250,000	*	21,208	*
RBC Alternative Assets Convertible Fund LP	100,000	*	8,483	*
Relay 11 Holdings	480,000	*	40,719	*
Rhapsody Fund, LP	7,100,000	1.1	602,307	*
RHP Master Fund, Ltd.	2,000,000	*	169,664	*
Sage Capital	4,850,000	*	411,435	*
SB Diversified Arbitrage Strategies	7,420,000	1.2	629,453	*
SB Enhanced Arbitrage Strategies	1,953,000	*	165,676	*
SB Market Neutral Arbitrage	3,358,000	*	284,865	*
SB Multi Strategy Arbitrage	34,931,000	5.5	2,963,266	*
SCI Endowment Care Common Trust Fund—First Union	30,000	*	2,544	*
SCI Endowment Care Common Trust Fund—National Fiduciary Services	200,000	*	16,966	*
SCI Endowment Care Common Trust Fund—Suntrust	70,000	*	5,938	*
SEI Private Trust Company	600,000	*	50,899	*
SGCowen Securities—Convertible Arbitrage	7,000,000	1.1	593,824	*
Smith Barney Convertible Fund	1,750,000	*	148,456	*
Sphinx Convertible Arbitrage	250,000	*	21,208	*
SPT	1,650,000	*	139,972	*
Stamford, City of, Police Pension Fund	155,000	*	13,148	*
State Street Bank Custodian for GE Pension Trust	1,875,000	*	159,060	*
Sterling Invest Co.	3,000,000	*	254,496	*
Stonebridge Life Insurance	500,000	*	42,416	*
Sunrise Partners Limited Partnership	500,000	*	42,416	*
Syngenta AG	400,000	*	33,932	*
TCW Group, Inc.	13,200,000	2.1	1,119,782	*
Transamerica Life Insurance & Annuities Co.	4,000,000	*	339,328	*
Transamerica Occidental Life Co.	2,000,000	*	169,664	*
Travelers: Travelers Equity Income	130,000	*	11,028	*
UBS Warburg LLC	1,500,000	*	127,248	*
Union Carbide Retirement Account	1,200,000	*	101,798	*
United Food & Commercial Workers Local 1262 & Employers Pension Fund	600,000	*	50,899	*

Univar USA Inc. Retirement Plan	300,000	*	25,449	*
Univest Convertible Arbitrage Fund Ltd.	400,000	*	33,932	*
Univest Multi Strategy Convertible Fund	150,000	*	12,724	*
US Bancorp Piper Jaffray	4,000,000	*	339,328	*
Variable Insurance Products Fund II: Asset Manager: Growth Portfolio	50,000	*	4,241	*
Variable Insurance Products Fund: Growth Portfolio	1,523,000	*	129,199	*
Variable Insurance Products Fund II: Asset Manager Portfolio	340,000	*	28,842	*
Wachovia Securities, LLC	10,650,000	1.7	903,460	*
Worldwide Value Equity Fund LTC	64,000	*	5,429	*
WPG Convertible Arbitrage Overseas Master Fund	1,000,000	*	84,832	*
WPG MSA Convertible Arbitrage Fund	250,000	*	21,208	*
Xavex Convertible Arbitrage 2 Fund	200,000	*	16,966	*
Xavex Convertible Arbitrage 4 Fund	400,000	*	33,932	*
Zeneca Holding Trust	575,000	*	48,778	*
Zurich Institutional Benchmark Master Fund	700,000	*	59,382	*
Zurich Master Hedge Fund	1,000,000	*	84,832	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder(3)(4)

*
Less than 1%.

(1)
Assumes conversion of all of the holder's notes at a conversion price of approximately $11.79 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of the Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 609,869,996 shares of common stock outstanding as of July 8, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4)
Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

        Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

  •
  directly by the selling securityholders;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes and the underlying common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

        To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        Our common stock is listed on the New York Stock Exchange under the symbol "MU." We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading market for the notes will develop.

        There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF COMMON STOCK

        The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 29, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

QuickLinks

TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY
THE OFFERING
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CALL SPREAD OPTIONS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
AVAILABLE INFORMATION